UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC File Number 000-29187-87 CUSIP Number 144577103

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	500 Dallas Street, Suite 2300

City, State and Zip Code:	Houston, Texas - 77002

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Carrizo Oil & Gas, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2017 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Due to an unexpected technical delay with its filing software, among other items, the Company’s Form 10-Q was accepted by the Securities and Exchange Commission (the “Commission”) at 5:31 p.m. Eastern time on August 9, 2017, shortly after the filing deadline, and consequently received a filing date of August 10, 2017.

The Company intends to submit to the Commission a written request for a date adjustment for the filing date to be changed from August 10, 2017 to August 9, 2017. However, as a precautionary matter, the Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended. The Company’s Form 10-Q was filed within the “grace” period provided by Securities Exchange Act Rule 12b-25.

Part IV — Other Information

(1) Name and telephone number of person to contact in regard to this notification

David L. Pitts	(713) 328-1000
(Name)	(Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes    ☐    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Any differences in results of operations from the corresponding period for the last fiscal year are reflected in the Form 10-Q which has been filed with the Commission as described above.

SIGNATURE

Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.

By:	Carrizo Oil & Gas, Inc.
Its:	Vice President and Chief Financial Officer

By:	/s/ David L. Pitts
David L. Pitts
Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: August 10, 2017

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